Exhibit 99.1

Genius Group Blocked from Raising Funds and

Buying Bitcoin by New York Court

SINGAPORE, April 3, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it is being forced to sell its Bitcoin Treasury after having been blocked from selling shares or raising funds, and specifically from using investor funds to buy Bitcoin by the United States District Court Southern District of New York (SDNY).

As previously reported by the Company, on October 30, 2024 Genius initiated arbitration procedures to terminate its Asset Purchase Agreement (APA) with Fatbrain AI (LZGI), and on December 17, 2024 both parties agreed to a preliminary injunction on the Company’s shares related to the APA (Case 1:24-cv-08468-MKV).

This took place after LZGI’s shareholders filed a lawsuit against LZGI and its officers, Michael Moe and Peter Ritz alleging a history of fraud, including in their actions related to the APA (Case 1:24-cv-07551), and after the SEC filed shareholder fraud allegations for defrauding LZGI shareholders amongst others (Case 2:24-cv-00918).

Further to these filings, on February 14, 2025, Moe and Ritz filed for a Temporary Restraining Order (TRO) and Preliminary Injunction (PI) to prevent Genius from selling any shares, or raising any funds, including through the use of its $150m ATM funding, and specifically from buying Bitcoin. On the same day, the TRO was granted, and on March 13, 2025, the SDNY granted the PI.

Over the last six weeks, Genius has filed multiple letters and motions to the court explaining that the TRO and PI did not maintain the status quo pending arbitration, that they were based on false statements designed to defraud the court, and the intent of the filing of the TRO and PI was to extort further money from Genius.

Genius also filed with the court a transcript of a meeting with Ritz and Genius executives recorded in New York on February 27, 2025 in which Ritz explained in detail how he has weaponized the TRO and PI process in order to extort millions more out of Genius to aid his personal scheme to defraud his LZGI shareholders.

This transcript has also been filed by LZGI’s shareholders in their derivative case against LZGI, Moe and Ritz in the United States District Court Southern District of Florida (Case 1:25-cv-21062-JEM). Genius, which was initially named in both LZGI shareholder lawsuits has subsequently been voluntarily dismissed from both.

To date, the PI has remained in effect. As a result, Genius has had its financing and Bitcoin Treasury activities blocked by court order for the last six weeks, in direct opposition to the wishes, consent and approvals of the Company’s Board and shareholders. As the injunction also prevents Genius from issuing share compensation to employees as part of their long standing employment agreements, Genius is in the unusual position of being legally compelled by a US court to directly break Singapore law.

As a result of the PI, which legally blocks Genius from being able to fund its operations, Genius is currently taking the following actions:

➢	Pursuing an appeal with the second circuit: The Company filed an emergency motion to vacate the PI and for an immediate administrative stay with the United States Court of Appeals for the Second Circuit on March 19, 2025, and is awaiting the outcome of the appeal.

➢	Restructuring operations: With the legal block on the Company’s ability to issue shares or raise funds, the Company is taking steps to downsize its operations, including closing various divisions and cancelling all event sponsorships, marketing activity, and investing activities until such time that the Company is legally able to resume its growth plans.

➢	Downsize its Bitcoin Treasury: By blocking all share sales and all receipt of investor funds, the Court is forcing the Company to sell its Bitcoin Treasury to fund its operations. Genius is taking all necessary measures to minimize Bitcoin sales but anticipates that it will need to downsize its Bitcoin Treasury in the coming months in the event the PI remains in place. As at today’s date, the Company has had to reduce its Bitcoin holdings from 440 Bitcoin to 430 Bitcoin.

➢	Retaining its public listed status: The LZGI complaints against Ritz and Moe details an ongoing history of defrauding investors by diverting funds for personal gain and pushing the companies they target into insolvency and closure. The SEC complaint details a pattern of defrauding investors and short selling companies including LZGI. Genius has provided evidence to the court that this same modus operandi is now being applied to Genius. The Company is committed to fighting against this fraudulent behaviour using all legal means available.

In the six weeks since the TRO against Genius was issued on 14 February 2024, Genius’ share price has dropped 53% from $0.47 to $0.22, and the Company’s market capitalization is currently 40% of the value of its Bitcoin Treasury. The Company believes that the ongoing restrictions by SDNY on Genius’ pose a serious risk to its ability to continue operations. However, the Company also believes the actions it is taking will mitigate these risks.

Roger James Hamilton, CEO of Genius Group, said “When Genius had its IPO in the US in 2022, we believed exposure to the US public market would be of benefit to a Singapore-based company like ours. We never dreamed that it was possible that a US court could block the company from being able to issue shares, raise funds or buy Bitcoin – all actions that would normally be decided by a public company’s shareholders or Board rather than a court. We especially did not expect that such destructive actions could be successfully achieved through the courts by individuals who were actively working against the interests of our company’s shareholders and Board.”

“We will not bend to fraudsters and market manipulators that are themselves the subject of multiple lawsuits for fraud and misconduct. We will continue to take all actions necessary and possible to protect the interests of our shareholders and the future of Genius Group. We will also continue to fly the flag for Bitcoin, even when legally banned from building our Bitcoin Treasury. We believe Bitcoin ensures transparency and prevents exactly the kind of wire fraud and shareholder fraud that are the subject of the current lawsuits.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contact

For enquiries, contact investor@geniusgroup.ai